MBS SOURCE ETRADING INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2017

C O N T E N T S







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69123

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MBS SOURCE ETRADING, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9725 SE 36TH STREET, SUITE 410
(No. and Street)

Mercer Island	WA	98040
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MIHAI SZABO (206) 542-3837
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, MIHAI SZABO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MBS SOURCE ETRADING, INC., as of DECEMBER 31, 20 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

C MICHELLE CHILO NOTARY PUBLIC STATE OF WASHINGTON MY COMMISSION EXPIRES 11-30-2019

C Michelle Chilo

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of WA
County of King
Subscribed and sworn to (or affirmed) before me on this 12 day of January, 2018 by Mihai Szabo proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public C. Michelle Chilo



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Directors and Equity owners of MBS Source eTrading Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MBS Source eTrading Inc. (the "Company") as of December 31, 2017, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

We have served as the Company's auditor since 2015.
Seattle, Washington
February 2, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com

LOS ANGELES   CHICAGO   NEW YORK   OAKLAND   SEATTLE   *WE FOCUS & CARE*

MBS SOURCE ETRADING INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2017

Assets

Cash and cash equivalents	$	531,576
Deposit at clearing firm		100,001
Accounts receivable		21,701
Prepaid expenses		16,320
Other assets		4,772
Total assets	$	674,370

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	21,210
Deferred revenue		65,178
Total liabilities		86,388

Commitments and contingencies

Stockholder's equity

Common stock, $0.001 per value, 20,000,000 shares authorized, 2,000,000 shares issued and outstanding		2,000
Preferred stock, $0.001 per value, 5,000,000 shares authorized, none issued and outstanding		
Retained earnings		585,982
Total stockholder's equity		587,982
Total liabilities and stockholder's equity	$	674,370

The accompanying notes are an integral part of these financial statements

5

MBS SOURCE ETRADING INC.

STATEMENT OF INCOME
For the Year Ended December 31, 2017

Revenues		
Subscription revenue	$	969,632
Trading commissions		170,549
Rental Income		18,000
Interest and other Income		50
Total revenues		1,158,231
Expenses		
Employee compensation and benefits		549,846
Clearing fees		51,860
Occupancy		55,624
Professional fees		113,576
Licensing fees and permits		180,120
Other operating expenses		94,046
Total expenses		1,045,072
Net Income (loss) before income tax provision		113,159
Income tax provision		27,687
Net Income (loss)	$	85,472

The accompanying notes are an integral part of these financial statements

MBS SOURCE ETRADING INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2017

	Common Stock	Retained Earnings	Total
Balance, December 31, 2016	$ 2,000	500,510	$ 502,510
Net income (loss)		85,472	$ 85,472
Balance, December 31, 2017	$ 2,000	$ 585,982	$ 587,982

The accompanying notes are an integral part of these financial statements

MBS SOURCE ETRADING INC.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2017

Cash Flows from Operating Activities

Net income (loss)			$	85,472
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:				
(Increase) decrease in assets:				
Accounts receivable	$	4,832		
Prepaid expenses		3,743		
Increase (decrease) in liabilities:				
Accounts payable and accrued expenses		6,649		
Deferred revenue		55,234		
Total adjustments				70,458
Net cash provided by (used in) opreating activities				155,930
Net cash provided by (used in) investing activities				-
Net cash provided by (used in) finaincing activities				-
Net increase (decrease) in cash				155,930
Cash and acsh equivalents at the beginning of year				375,645
Cash and acsh equivalents at end of year			$	531,575

Supplementary cash flow information

Cash paid during the year for:		
Interest	$	-
Income Taxes	$	27,687

The accompanying notes are an integral part of these financial statements

8

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

MBS Source eTrading Inc. ("the Company") is a securities broker-dealer registered with the Securities Exchange Commission ('SEC") and is a member of the Financial Industry Regulatory Authority ('FINRA"), and Securities Investor Protection Corporation ('SIPC"). The Company was incorporated under the laws of the state of Washington on May, 11 2012.

The Company is engaged in trading of Mortgage Backed and Asset Backed securities ('MBS/ABS") with other broker-dealers and institutional customers. The Company does not hold security position at the end of the day, all securities purchased are sold, and the buyer is charged a commission. The Company is an introducing broker-dealer and clears all its transactions on a fully disclosed basis.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

The Company's business also includes on-line access to a web based aggregation tool, containing mortgage and asset backed securities information. The Company's customers, who subscribe to the online data service, pay a monthly fee to access the website.

The Company is wholly-owned by MBS Source Holdings, Inc. (the "Parent"). The Parent also wholly-owns MBS Source, LLC (the "Related Party")

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has adopted authoritative standards of accounting for and the disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. These standards require the Company to recognize in the financial statements the effects of all recognized subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Company is required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such estimate cannot be made. In addition, the Company is required to disclose the date through which subsequent events have been evaluated. The Company has evaluated subsequent events through the issuance of their financial statements. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Accounts Receivable

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Commission Income

Commissions associated with the securities transactions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Subscription Income

Subscription income is generated by selling subscriptions to access the data on the web based platform through secure logins. Subscription revenue is recognized as earned on a monthly basis. The billing frequency is negotiated and stipulated in each contract.

Clearing Agreements

The Company entered into a clearing agreement with COR Clearing, LLC ("COR") registered in Delaware on a fully disclosed basis. The clearing firm clears all security transactions and remits the commissions, net of the clearing charges to the Company on a monthly basis.

Deferred Revenue

Deferred revenue includes amounts received in advance for subscriptions to access the on-line data.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company is organized as a Corporation and subject to federal, state and local income taxes. In accordance with the authoritative guidance for uncertainty in income taxes included within the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, Income Taxes, and the Company reviews and evaluates the tax positions in its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, the Company has determined that no reserves for uncertain tax positions were required. The Company is additionally not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months.

NOTE 2: DEPOSIT AT CLEARING ORGANIZATION

The Company has a brokerage agreement with its clearing firm to service its account and transfer funds and securities on behalf of the company. The Company has a $100,001 clearing fund deposit with COR Clearing, LLC which serves as collateral for any amounts due to the clearing firm as well as collateral for securities trading activity.

NOTE 3: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1) the company is subject to federal, state and local taxes. The Company performs monthly reviews to ascertain its tax liability. Income tax is determined using an asset and liability approach, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement basis and tax basis of assets and liabilities at the applicable enacted tax rates. As of December 31, 2017, the Company's deferred tax assets were insignificant and they did not have any deferred liabilities.

The Company records a liability, if any, for unrecognized tax benefits resulting from uncertain income tax positions taken or expected to be taken in an income tax return. No liability has been recorded for uncertain tax positions or related interest or penalties as of December 31, 2017.

NOTE 4: RELATED-PARTY TRANSACTIONS

The Company and the Related Party entered into a Technology License Agreement to use and resell access to the Related Party's platform. The platform is a web based MBS/ABS data aggregation tool with sorting matching and bidding capabilities. The Company incurred $180,000 in expenses for the year ended December 31, 2017 under this agreement.

The Company has a lease agreement as described in Note 6. The Company subleases a portion of the property to the Related Party for a monthly fee. The Company received $18,000 in rental income for the year ended December 31, 2017 under this sublease agreement.

It is possible that the terms of certain related party transactions are not the same as those that would result for transactions among unrelated parties.

NOTE 5: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Commitments

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, statement of income or cash flows. As of December 31, 2017, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

NOTE 6: LEASES

The Company has an office lease agreement with a third party. The office space is leased under an operating lease expiring on December 31, 2018. Future lease payments under this operating lease for the remainder of the lease for years ending December 31 are as follows:

2018	$	57,260
	$	57,260

As noted in Note 4, a related party agreed to sublease part of the office space. Future minimum lease revenue from subletting the space for years ending December 31 are as follows:

2018	$	18,000
	$	18,000

NOTE 7: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

NOTE 8: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

NOTE 9:   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB.   The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States.   New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2017, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 10:   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.   Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2017, the Company had net capital of $551,526 which was $545,7677 in excess of its required net capital of $5,759; and the Company's ratio of aggregate indebtedness ($86,388) to net capital was 0.1566 to 1.

SUPPLEMENTARY INFORMATION

MBS SOURCE ETRADING INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2017

COMPUTATION OF NET CAPITAL

Common stock	$	2,000	
Retained earnings		585,982	
Total Stockholder's equity'			$ 587,982
Less: Non-allowable assets			
Accounts Receivable		(15,364)	
Prepaid expenses		(16,320)	
Other assets		(4,772)	
Total non-allowable assets			(36,456)
Net capital			551,526

Computation of net capital requirements

Minimum net capital requirements

6 2/3 percent of net capital requirements	$	5,759	
Minimum dollar net capital required	$	5,000	
Net capital required (greater of above)			5,759
Excess net capital			$ 545,767
Aggregate indebtedness			$ 86,388
Ratio of aggregate indebtedness to net capital		0.1566 to 1	

There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 reported December 31,2017.

See report of independent registered public accounting firm

MBS SOURCE ETRADING INC.

SCHEDULE II - Computation for Determination of the Reserve Requirements and
Information Relating to Possession or Control Requirements For Brokers and
Dealers Pursuant to SEC Rule 15c3-3

As of December 31, 2017

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

See report of independent registered public accounting firm

MBS Source eTrading Inc.
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2017



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) MBS Source eTrading Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which MBS Source eTrading Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3:(k)(2)(ii) (the "exemption provisions") and (2) MBS Source eTrading Inc. stated that MBS Source eTrading Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. MBS Source eTrading Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MBS Source eTrading Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Seattle, Washington
February 2, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES   CHICAGO   NEW YORK   OAKLAND   SEATTLE   *WE FOCUS & CARE*



9725 SE 36th Street, Suite 410
Mercer Island, WA 98040

MBS Source eTrading, Inc.'s Exemption Report

MBS Source eTrading, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k) (2)(ii) (the "exemption provision") and (2) the Company met the exemption provision throughout the most recent fiscal year December 31, 2017 from January 1, 2017 to December 31, 2017 without exception.

MBS Source eTrading, Inc.

By: Mihai Szabo

Signature

Title: CEO

Date of report   2/2/18